UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 20, 2024

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

9595 Wilshire Blvd. Suite 800 Beverly Hills, CA	90212
(Address of principal executive offices)	(ZIP Code)

(310) 907-5527

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

Change of Audit and Tax Firm

Effective September 19, 2024, the Company has dismissed RSM US LLP (“RSM”). RSM's reports on the financial statements for either of the past two years have not contained any adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was approved by the Company’s Board of Directors. There have been no disagreeements with RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of RSM, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

Effective September 19, 2024, the Company has engaged a new audit and tax firm, Crowe LLP.

Item 9.	Other Events

Declaration of Dividend

On September 20, 2024, the board of directors of 1st stREIT Office Inc. (the “Company”) declared a regular quarterly cash dividend of $0.13 per share of common stock of the Company (“Common Stock”) for the period from July 1, 2024 to September 30, 2024. The dividend will be payable on October 10, 2024 to stockholders of record as of the close of business on September 25, 2024. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 7.3% on an annualized basis calculated at the current rate at the new purchase price of $7.14 per share of Common Stock described below (5.2% annualized dividend assuming a $10.00 per share of Common Stock purchase price).

Establishment of Purchase Price

Effective October 1, 2024, the purchase price per share of Common Stock will be $7.14 per share based on the net asset value (“NAV”) per share of the Company as of June 30, 2024 as calculated by the Company’s manager, SW Manager, LLC (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after September 30, 2024, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of June 30, 2024

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of June 30, 2024, NAV per share of Common Stock was $7.14. This NAV is effective until updated by the Company on December 31, 2024 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of June 30, 2024:

June 30, 2024(1)
Assets
Real estate:
Land	$8,059,754
Buildings and improvements	70,740,246
Total real estate, net, at fair value	78,800,000

Cash	4,204,524
Restricted cash	761,075
Rents and other receivables, net	20,585
Other assets, net	51,509
Total assets	$83,837,693

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$29,989,235
Accounts payable, accrued and other liabilities	2,852,874
Unearned tenant rents	177,368
Security and investor deposits	570,443
Due to affiliate	141,631
Total liabilities	33,731,551

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,883,380 shares issued and outstanding at June 30, 2024	18,834
Additional paid-in capital	18,800,599
Cumulative distributions and net gain	(5,366,918)
Noncontrolling interests	36,653,627
Total stockholders' equity	50,106,142
Total liabilities and stockholders' equity	$83,837,693
Net asset value per share on 1,883,380 shares issued and outstanding at June 30, 2024(2)	$7.14

(1)	Unaudited consolidated balance sheet data as of June 30, 2024.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of June 30, 2024. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Company’s offering circular filed with the Securities and Exchange Commission (“SEC”), the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended June 30, 2024, and the four prior quarters thereof.

Date	NAV Per Share
June 30, 2023	$7.01
September 30, 2023	$7.03
December 31, 2023	$7.10
March 31, 2024	$7.14
June 30, 2024	$7.14

Termination of Amended Support Agreement

As previously disclosed, on May 31, 2022, the Manager underwent a change in control whereby 100% of the Manager’s interests previously held by Tryperion Partners, LLC, the Company’s original sponsor, was assigned to Tryperion Holdings LLC (the “Reorganization”). In connection with the Reorganization, the Support Agreement between Partners and the Manager was terminated and the Manager entered into a new Support Agreement with Interamar Manager LLC (“Interamar”). Interamar is wholly-owned by Joseph Kessel and provides the Manager with services that are similar to those previously provided by Partners. The initial term of the two-year contract expired on May 31, 2024. Effective June 1, 2024, the Manager entered into that certain First Amendment to Support Agreement (the “Amended Support Agreement”), dated May 31, 2024, with Interamar for asset management services for a term of 7 months through December 31, 2024, for a fee of $8,500 per month to be paid by the Company.

Effective September 30, 2024, the Manager and Interamar have agreed to terminate the Amended Support Agreement, with no further funds to be paid to Interamar. The Manager will continue to manage the affairs of the Company and, effective October 1, 2024, any asset management services previously provided by Interamar shall thereafter be carried out by the Manager.

Special Distribution to Deferring Limited Partners

On September 18, 2024, the Company made a special distribution from available cash to the Deferring Limited Partners totaling $250,000 which resulted in a remaining Deferred Distribution Amount of $607,997.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s most recent Offering Statement on Form 1-A filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: September 20, 2024